                                                                Exhibit (a)(9)

                  GKN COMMENCES TENDER OFFER FOR SINTER METALS

NEW YORK AND CLEVELAND, OH, MAY 2, 1997 - GKN plc (LSE: GKN) and Sinter Metals, Inc. (NYSE: SNM) today announced that in accordance with the previously announced merger agreement, GKN Powder Metallurgy, Inc., a GKN company, today commenced a tender offer for all the shares of Class A and Class B Common Stock of Sinter Metals at a purchase price of $37 per share.

The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, May 30, 1997, unless the offer is extended. The offer is subject to certain conditions which are described in an Offer to Purchase being mailed to all shareholders of Sinter Metals. Citibank, N.A. will act as depositary for the tender, MacKenzie Partners, Inc. as information agent and SBC Warburg Inc. will act as dealer manager.

Sinter Metals produces precision pressed powder metal parts for use principally in the automotive, lawn and garden, power tool and home appliance industries. The company has ten production facilities in North America and eight in Europe employing more than 3,000 people.

GKN is a global industrial company with sales exceeding [pound sterling]3.3 billion ($5.4 billion). It designs, develops and manufactures automotive and agritechnical components as well as aerospace and defence products and provides a range of industrial services. GKN is a UK FT-SE 100 company. Its operations are based in some 40 countries around the world employing some 30,000 people in its subsidiaries and a further 11,500 in associated companies.


Contact:

GKN                       Public Affairs Department         011 44 171 930 2424

Sinter Metals                Investor Relations                 216 771 6700